TABLE OF CONTENTS

PART II
- Item 8. Exhibits.

SIGNATURES
EXHIBIT INDEX
Exhibit 4(c)

As filed with the Securities and Exchange Commission on August 20, 2001

Registration No. 333-92793

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE GORMAN-RUPP COMPANY
(Exact Name of Registrant as Specified in Its Charter)

OHIO	34-0253990
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

305 Bowman Street
Mansfield, Ohio 44903
(Address of Registrant's Principal Executive Offices)

THE GORMAN-RUPP COMPANY 401(k) PLAN
(Full Title of the Plan)

Robert E. Kirkendall
Vice-President — Corporate Development & Secretary
The Gorman-Rupp Company
305 Bowman Street
Mansfield, Ohio 44903
(Name and Address of Agent For Service)

(419) 755-1011
(Telephone Number, Including Area Code, of Agent For Service)

This Post-Effective Amendment shall become effective upon filing pursuant to Rule 464.

The Gorman-Rupp Company, an Ohio corporation (the "Company"), hereby amends its Registration Statement No. 333-92793 on Form S-8 by filing this Post-Effective Amendment No. 1 relating to The Gorman-Rupp Company 401(k) Plan (formerly known as The Gorman-Rupp Company Individual Profit Sharing Retirement Plan). This Post-Effective Amendment No. 1 is being filed solely to amend Exhibit 4(c) of Item 8 of the Registration Statement.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits.

4(c)   The Gorman-Rupp Company 401(k) Plan (as Amended and Restated as of August 1, 2000), including Amendment No. 1 thereto.

The Company has submitted and will submit the Plan and any amendment thereto to the Internal Revenue Service ("IRS") in a timely manner and has made and will make all changes required by the IRS in order to qualify the Plan under Section 401 of the Internal Revenue Code of 1986, as amended.

SIGNATURES

The Registrant

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mansfield, State of Ohio, on this 17th day of August, 2001.


THE GORMAN-RUPP COMPANY

By: * Robert E. Kirkendall
       Robert E. Kirkendall,
       Attorney-in-Fact


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Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
*JEFFREY S. GORMAN Jeffrey S. Gorman	President, Principal Executive Officer and Director	August 17, 2001
*KENNETH E. DUDLEY Kenneth E. Dudley	Principal Financial and Accounting Officer	August 17, 2001
*JAMES C. GORMAN James C. Gorman	Director	August 17, 2001
*WILLIAM A. CALHOUN William A. Calhoun	Director	August 17, 2001
*THOMAS E. HOAGLIN Thomas E. Hoaglin	Director	August 17, 2001
*PETER B. LAKE Peter B. Lake	Director	August 17, 2001
*JOHN A. WALTER John A. Walter	Director	August 17, 2001
*W. WAYNE WALSTON W. Wayne Walston	Director	August 17, 2001
 Christopher H. Lake	Director	

*The undersigned, by signing his name hereto, does sign and execute this Post-Effective Amendment No. 1 to the Registration Statement pursuant to Powers of Attorney executed by the Registrant and by the above-named officers and Directors of the Registrant and filed with the Securities and Exchange Commission on behalf of such Registrant, officers and Directors.

August 17, 2001

By: /s/ Robert E. Kirkendall

Robert E. Kirkendall,
Attorney-in-Fact

The Plan

Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mansfield, State of Ohio, on this 17th day of August, 2001.

THE GORMAN-RUPP COMPANY 401(k) PLAN

By: The Gorman-Rupp Company, as Plan
Administrator

By: /s/ Jeffrey S. Gorman

Jeffrey S. Gorman,
Committee Member

By: /s/ Kenneth E. Dudley

Kenneth E. Dudley,
Committee Member

By: /s/ Robert E. Kirkendall

Robert E. Kirkendall,
Committee Member

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EXHIBIT INDEX

Exhibit Number	Exhibit Description
4(c)	The Gorman-Rupp Company 401(k) Plan (as Amended and Restated as of August 1, 2000), including Amendment No. 1 thereto.